Zero Gravity Solutions, Inc. and Subsidiaries

Consolidated Financial Statements
(Unaudited)

December 31, 2022 and 2021

Zero Gravity Solutions, Inc. and Subsidiaries

December 31, 2022 and 2021

CONTENTS



edelstein

Independent Accountant's Review Report

To the Board of Directors and Management
Zero Gravity Solutions, Inc. and Subsidiaries

We have reviewed the accompanying consolidated financial statements of Zero Gravity Solutions, Inc. and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Zero Gravity Solutions, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

In our Independent Accountant's Review Report dated February 28, 2024, we previously reviewed the standalone December 31, 2022, consolidated financial statements of Zero Gravity Solutions, Inc. and Subsidiaries. We stated that, based on our review, we are not aware of any material modifications that should be made to the December 31, 2022, consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. Our conclusion remains unmodified regarding this report and the inclusion of the 2021 consolidated financial statements for comparative purposes.

Edelstein & Company LLP | edelsteincpa.com | An Independent Member of BDO Alliance USA
160 Federal Street, 9th Floor | Boston, MA 02110 1 Wall Street, 6th Floor | Burlington, MA 01803

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that Zero Gravity Solutions, Inc. and Subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has suffered recurring losses from operations, has a net shareholders' deficit, and has stated that substantial doubt exists about Zero Gravity Solutions, Inc. and Subsidiaries' ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Edelstein & Company LLP

Boston, Massachusetts
February 28, 2024

Zero Gravity Solutions, Inc. and Subsidiaries

Consolidated Balance Sheets December 31,		(Unaudited) 2022	(Unaudited) 2021
Assets			
Current assets:			
Cash	$	114,808	$ 105,746
Accounts receivable, net		12,642	17,532
Inventory, net		46,095	48,821
Other		44	44
Total current assets		173,589	172,143
Property and equipment, net		122,126	134,404
Total assets	$	295,715	$ 306,547
Liabilities and Shareholders' Deficit			
Current liabilities:			
Accounts payable	$	1,267,239	$ 1,163,015
Accounts payable - related parties		404,200	301,700
Accrued payroll and related benefits		754,114	422,930
Total current liabilities		2,425,553	1,887,645
Long-term liabilities:			
Convertible notes		11,775,308	10,423,418
Notes payable		2,236,844	1,066,663
Accrued interest expense		4,848,057	3,169,366
Payroll Protection Program loan		-	555,001
Other		10,000	10,000
Total long-term liabilities		18,870,209	15,224,448
Total liabilities		21,295,762	17,112,093
Shareholders' deficit:			
Common stock, $0.001 par value, 100,000,000 shares authorized and			
37,795,868 shares issued and outstanding, respectively		37,795	37,795
Additional paid-in capital		34,828,307	34,323,627
Accumulated deficit		(55,859,838)	(51,164,085)
Non-controlling interest		(6,311)	(2,883)
Total shareholders' deficit		(21,000,047)	(16,805,546)
Total liabilities and shareholder's deficit	$	295,715	$ 306,547

Zero Gravity Solutions, Inc. and Subsidiaries

Consolidated Statements of Cash Flows For the Years Ended December 31,	(Unaudited) 2022	(Unaudited) 2021
Cash flows from operating activities:		
Net loss	$ (4,699,181)	$ (7,167,822)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt	1,582	-
Depreciation	12,278	13,594
Amortization of debt discount	1,434,751	2,891,838
Warrants issued for service	-	136,224
Gain on debt extinguishment	(555,001)	-
Accrued interest expense	1,678,691	1,410,735
Changes in operating assets and liabilities:		
Accounts receivable	3,308	(17,088)
Inventory	2,726	5,291
Prepaid expenses	-	98,418
Other current assets	-	559
Accounts payable	104,224	201,994
Accounts payable - related parties	102,500	301,700
Accrued payroll and related benefits	331,184	(375)
Other current liabilities	-	(5,372)
Net cash used in operating activities	(1,582,938)	(2,130,304)
Cash flows from investing activities:		
Purchase of property and equipment	-	(100,000)
Net cash used in investing activities	-	(100,000)
Cash flows from financing activities:		
Proceeds from issuance of Series D convertible notes	57,000	795,000
Proceeds from issuance of unsecured notes payable	1,535,000	1,160,000
Proceeds from Payroll Protection Program Loan	-	276,201
Proceeds from the issuance of common stock	-	100,000
Net cash provided by financing activities	1,592,000	2,331,201
Net increase in cash	9,062	100,897
Cash, beginning of year	105,746	4,849
Cash, end of year	$ 114,808	$ 105,746
Supplemental disclosure of cash flows information:		
Cash paid for interest	$ 2,399	$ 305,100
Supplemental disclosure of non-cash investing and financing activities:		
Series D convertible note warrants issued as loan costs (debt discount)	$ 3,757	$ 156,068
Unsecured promissory note warrants issued as loan costs (debt discount)	$ 500,923	$ 222,172

Zero Gravity Solutions, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Deficit (Unaudited)
For the Years Ended December 31, 2022 and 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Non-controlling Interest	Total Shareholders' Deficit
	Shares	Amount				
Balance at December 31, 2020	39,695,868	$ 39,695	$ 33,707,263	$ (43,994,960)	$ (4,186)	$ (10,252,188)
Issuance of common stock	100,000	100	99,900	-	-	100,000
Cancellation and return of shares from former related party ($0.001/share)	(2,000,000)	(2,000)	2,000	-	-	-
Warrants issued as loan costs (debt discount)	-	-	378,240	-	-	378,240
Warrants issued for services	-	-	136,224	-	-	136,224
Non-controlling interest	-	-	-	-	1,303	1,303
Net loss	-	-	-	(7,169,125)	-	(7,169,125)
Balance at December 31, 2021	37,795,868	37,795	34,323,627	(51,164,085)	(2,883)	(16,805,546)
Warrants issued as loan costs (debt discount)	-	-	504,680	-	-	504,680
Non-controlling interest	-	-	-	-	(3,428)	(3,428)
Net loss	-	-	-	(4,695,753)	-	(4,695,753)
Balance at December 31, 2022	37,795,868	$ 37,795	$ 34,828,307	$ (55,859,838)	$ (6,311)	$ (21,000,047)

The accompanying notes are an integral part of these financial statements.

Zero Gravity Solutions, Inc. and Subsidiaries

Consolidated Statements of Operations For the Years Ended December 31,	(Unaudited) 2022	(Unaudited) 2021
Revenues, net	$ 31,300	$ 127,230
Cost of sales	3,040	16,998
Gross profit	28,260	110,232
Operating expenses:		
Selling, general and administrative expenses	1,974,607	2,614,843
Research and development	191,994	55,052
Total operating expenses	2,166,601	2,669,895
Loss from operations	(2,138,341)	(2,559,663)
Other income (expense):		
Interest expense	(3,115,841)	(4,607,673)
Gain on debt extinguishment	555,001	-
Other income	-	(486)
Total other expenses, net	(2,560,840)	(4,608,159)
Net loss before income taxes	(4,699,181)	(7,167,822)
Provision for income taxes	-	-
Net loss	(4,699,181)	(7,167,822)
Less: net (loss) income attributable to non-controlling interests	(3,428)	1,303
Net loss attributable to Zero Gravity Solutions, Inc. shareholders	$ (4,695,753)	$ (7,169,125)

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

1. Nature of Business and Operations

Zero Gravity Solutions, Inc. ("Zero Gravity") is an agricultural biotechnology company focused on enhancing food crop nutrition and immune systems without genetic modification through its flagship product BAM-FX®. Zero Gravity is headquartered in Boca Raton, Florida, and operates through two subsidiaries: BAM Agricultural Solutions, Inc. ("BAM"), and Specialty Agricultural Solutions, Inc. ("SASI"), of which Zero Gravity owns 98%. Zero Gravity together with its subsidiaries, BAM and SASI, is collectively denoted as the "Company".

The Company is subject to customary risks and uncertainties with the development and commercialization of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited commercial operating history.

Going Concern

The Company has incurred losses since inception and to date has financed its operations primarily through the sale of equity securities, convertible notes, and limited sales with customers. For the years ended December 31, 2022 and 2021, the Company had net losses from operations of $2,138,341 and $2,559,663, respectively, and cash out flows from operations of $1,582,938 and $2,130,304, respectively. As of December 31, 2022 and 2021, the Company has a total shareholders' deficit of $21,000,047 and $16,805,546, respectively. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

The Company plans to obtain additional financing from existing and new investors, but there can be no assurances that additional financing will be available on terms acceptable to the Company or at all. In addition, the Company has extended the maturity dates for all its debt, excluding the EIDL loan, to January 17, 2025.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Zero Gravity and its wholly-owned and majority-owned subsidiaries BAM and SASI, respectively. All intercompany transactions and balances have been eliminated.

The non-controlling interest ("NCI") in SASI is reported as non-controlling interest within shareholders' deficit of the consolidated balance sheet. Net (loss) income attributed to the NCI is separately stated in the accompanying consolidated statement of operations.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

2.   Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates and those differences could be significant. Significant estimates and assumptions reflected in the accompanying consolidated financial statements include but are not limited to the allowance for doubtful accounts, inventory reserves, determination of beneficial conversion features in convertible debt, valuation of warrants issued for services and in connection with debt, classification of research and development costs, and the recoverability of net deferred tax assets.

Cash

Cash represent balances in demand deposit accounts. The balances in the demand deposit accounts may at times exceed federally insured limits.

Accounts Receivable

Accounts receivables are stated at net realizable value. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company does not require collateral. Management periodically assesses the Company's accounts receivable and, if necessary, establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations when that determination is made. Interest is not accrued on overdue balances.

As of December 31, 2022 and 2021, the allowance for doubtful accounts was $3,952 and $2,370, respectively. As of December 31, 2022 and 2021, one customer represented 100% and 90%, respectively, of total gross accounts receivable. The balance of accounts receivable as of January 1, 2021 was $444.

Inventory

Inventory is stated at the lower of first in, first out ("FIFO") cost or net realizable value.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided for on the straight-line basis over the estimated useful lives of the assets. Expenditures for repair and maintenance which do not materially extend the useful lives of property and equipment are charged to operations. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in operations.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are tested for recoverability whenever events or changes in the business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company assesses factors such as the results of its research and development activities, significant underperformance of the results of its operations in relation to expectations, significant negative industry trends or economic conditions, and changes in the Company's business strategy. In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If impairment is indicated based on a comparison of the assets' carrying value and undiscounted cash flows, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Fair Value Measurements

When required to measure assets or liabilities at fair value, the Company uses a fair value hierarchy. The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows: Level 1 uses quoted prices in active markets for identical assets or liabilities, Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in income (loss) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the balance sheet date.

The valuation methodology of stock options and warrants fall under Level 3 fair value measurements. The carrying value of cash, accounts payable, and accrued liabilities approximate the fair value of the respective asset and liabilities due to their short-term nature. Convertible notes and debt are reported at amortized cost which approximates fair value.

Convertible Notes

The Company evaluates its convertible notes to determine if those contracts contain embedded conversion options, variable-share-settlement features, and freestanding instruments that are required to be bifurcated from the host instrument and measured at their fair value as of the inception date of the agreement and at fair value as of each subsequent balance sheet date. Bifurcated embedded conversion options, variable-share-settlement features, and any related freestanding instruments are recorded as a discount to the host instrument which is amortized to interest expense over the life of the respective note using the effective interest method. Any change in fair value is recorded as change in fair value of derivative liabilities in the consolidated statement of operations.

If the Company determines that an instrument is not a derivative liability, it then evaluates whether there is a beneficial conversion feature ("BCF"), by comparing the commitment date fair value to the effective current conversion price of the instrument. The Company records a BCF as a debt discount which is amortized to interest expense over the life of the respective note using the effective interest method. BCF's that are contingent upon the occurrence of a future event are recognized when the contingency is resolved.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

2. Summary of Significant Accounting Policies (continued)

Debt Issuance Costs and Debt Discounts

The Company may incur debt issuance costs and/or debt discounts in connection with the issuance of debt or convertible notes. The Company covers these costs by paying cash or issuing warrants. These costs are amortized to interest expense over the expected life of the debt or convertible notes. If the underlying debt or convertible notes is extinguished or converted before maturity, the remaining unamortized balance is immediately expensed.

Revenue Recognition

The Company applies the following five step approach when recognizing revenue: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations, and (5) recognize when a performance obligation is satisfied.

The Company considers all approved and confirmed purchase orders to be contracts with customers. The Company's performance obligation is the sale of its products. The transaction price is the amount that reflects the consideration expected in exchange for those products, net credits and discounts, if any. Variable consideration, to the extent present, is recognized as the amount most likely to be entitled, using all information that is reasonably available, and only to the extent that a significant reversal of the amount recognized is not probable of occurring in a future period. Sales and other taxes the Company collects concurrent with the sales of products are excluded from revenue. Revenue is recognized at the point in time when control is transferred, which may be upon shipment to or receipt by the customer of the product. Payment terms vary by customer with the time between invoicing and when payments are due not being significant.

Amounts billed to customers for shipping and handling fees are included in net sales, and costs incurred by the Company for the delivery of invoiced goods are classified as cost of sales. The Company reduces revenue and cost of sales by an estimate of future product returns based on historical trends and records a sales return reserve and an estimated returns asset. Sales return reserves is classified as other current liabilities and estimated returns asset, calculated based on the cost of merchandise sold, is classified as other current assets. As of December 31, 2022 and 2021, no reserves for product returns have been recorded.

Credits issued to customers and payments received on unfilled purchase orders are recorded as customer liabilities on the consolidated balance sheets. As of December 31, 2022, December 31, 2021, and January 1, 2021, there were no customer liabilities.

Cost of Revenues

Cost of sales represents costs directly related to the production, manufacturing and freight-in of the Company's product inventory purchased from third-party manufacturers as well as any inventory valuation allowances.

Research and Development Costs

Research and development costs are charged to expense as incurred. Included in research and development costs are wages and related benefits, and third-party consulting and advisory services.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. The Company records interest and penalties related to unrecognized tax benefits, if and when required, as a component of the provision for income taxes in the statement of operations. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will likely be realized. The Company recognizes interest and penalties related to uncertain income tax positions as a component of the provision for income taxes. No interest and penalties related to uncertain income tax positions were recorded for the year ended December 31, 2022.

Leases

On January 1, 2022, the Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842).* The objective of this ASU, along with several related ASUs issued subsequently, is to increase the transparency and comparability between organizations that enter into lease agreements. For lessees, the key difference of the new standard from the previous guidance (Topic 840) is the recognition of a right-of-use ("ROU") asset and lease liability on the balance sheet for all leases with original lease terms greater than twelve months. The standard requires disclosures to meet the objective of enabling users of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. Under Topic 842 the Company has elected not to recognize a ROU asset and related lease liability for leases with an initial term of twelve months or less. As of December 31, 2022, the only lease obligations the Company had were separate short-term leases (month-to-month) with no long-term commitment. As a result, the Company has no capitalizable ROU asset or related lease liability.

Accounting for Stock-Based Compensation

The Company measures all equity awards granted for services at the fair value on the date of grant using the Black-Scholes option-pricing-model. The fair value of the awards, if any, is recognized as an expense, over the requisite service period, which is generally the vesting period of the respective award. Costs equal to these fair values are recognized ratably over the requisite service period based on the number of awards that are expected to vest, or in the period of grant for awards that vest immediately and have no future service conditions.

The Company may grant stock-based compensation awards to non-employees for services provided to the Company. The Company measures and recognizes the fair value of such transactions based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

3. Inventory

Inventory consisted of the following as of December 31,:

	2022	2021
Raw materials	$ 49,483	$ 49,483
Finished goods	257,631	260,357
Inventory reserve	(261,019)	(261,019)
Total	$ 46,095	$ 48,821

4. Property and Equipment

Property and equipment consisted of the following as of December 31,:

	2022	2021	Estimated Useful Lives (Years)
Furniture and equipment	$ 183,795	$ 183,795	3 - 10
Warehouse	100,000	100,000	40
	283,795	283,795	
Accumulated depreciation	(161,669)	(149,391)	
	$ 122,126	$ 134,404	

Depreciation expense for the years ended December 31, 2022 and 2021 was $12,278 and $13,594, respectively, which is included as a component of selling, general and administrative expenses on the consolidated statements of operations.

5. Accounts Payable – Related Parties

Accounts payable – related parties represents amounts owed to officers, directors, and shareholders of the Company for services provided under consulting and employment agreements.

6. Convertible Notes

Series A Convertible Notes and Series A Warrants

As of December 31, 2022 and 2021, the Company has $2,206,400 of Series A Convertible Notes ("Series A Convertible Notes") outstanding. The Series A Convertible Notes have an annual rate of interest equal to 10% compounded monthly with principal and all accrued but unpaid interest due at maturity. Maturity dates ranged from April 2022 through August 2023. On January 1, 2023, the Series A Convertible Notes were amended to extend the maturity date for all notes to January 17, 2025. At any time prior to maturity the principal and accrued but unpaid interest are convertible into shares of the Company's common stock at a fixed price of $2.00 per share. The Series A Convertible Notes are subordinated to the Series B Convertible Notes and secured by all of the Company's assets. The Company determined there was no BCF since the effective conversion rate was greater than the fair value of the common stock upon issuance. There is no prepayment penalty.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

6. Convertible Notes (continued)

Series A Convertible Notes and Series A Warrants (continued)

As of December 31, 2022 and 2021, $1,848,200 of Series A Convertible Notes are held by certain officers of the Company.

For the years ended December 31, 2022 and 2021, interest expense related to the Series A Convertible Notes was $225,516 and $220,640, respectively. As of December 31, 2022 and 2021, accrued interest relating to the Series A Convertible Notes was $861,800 and $636,284, respectively.

In connection with the Series A Convertible Notes, the Company issued 3,045,600 of common stock warrants with an exercise price of $1.00 per share. The fair value of the warrants upon issuance was recorded as a discount to the Series A Convertible Notes and as additional paid-in capital. For the years ended December 31, 2022 and 2021, the Company recognized $226,750 and $593,362, respectively, of interest expense related to the amortization of the warrant debt discount. As of December 31, 2022, the warrant discount was fully amortized, and the warrants expired.

Series B Convertible Notes and Series B Warrants

As of December 31, 2022 and 2021, the Company has $8,381,660 of Series B Convertible Notes ("Series B Convertible Notes") outstanding that contain similar terms as the Series A Convertible Notes. The Series B Convertible Notes have an annual rate of interest equal to 12% compounded monthly with principal and all accrued but unpaid interest due on January 17, 2025 (as amended on January 1, 2023). The Series B Convertible Notes are senior to the Series A Convertible Notes and secured by all assets of the Company. At any time prior to maturity, the principal and accrued but unpaid interest are convertible into shares of the Company's common stock at a fixed price of $1.00 per share. Upon issuance of the Series B Convertible Notes, the fair value of the Company's common stock was greater than the effective conversion price and it was determined that there was a BCF. The Company recognized a BCF of $2,298,918, equal to the intrinsic value of the conversion option and common stock, as a discount to the Series B Convertible Note and as additional paid-in capital. For the years ended December 31, 2022 and 2021, the Company recognized $319,294 and $766,306 of interest expense related to the amortization of the BCF discount. As of December 31, 2022, the remaining BCF discount is fully amortized.

As of December 31, 2022 and 2021, $6,496,400 of Series B Convertible Notes are held by certain officers of the Company.

For the years ended December 31, 2022 and 2021, interest expense related to the Series B Convertible Notes was $1,028,029 and $1,005,799, respectively. As of December 31, 2022 and 2021, accrued interest relating to the Series B Convertible Notes was $3,363,760 and $2,335,731, respectively.

In connection with the Series B Convertible Notes, the Company issued 8,415,720 of common stock warrants, of which 6,454,000 expired during 2022, 1,561,720 will expire in June 2023, and 400,000 will expire in August 2023. As of December 31, 2022 and 2021, 400,000 of issued and outstanding warrants are held by officers of the Company. The warrants have an exercise price of $0.50 per share. The fair value of the warrants upon issuance were recorded as a discount to the Series B Convertible Notes and as additional paid-in capital. As of December 31, 2022 and 2021, the remaining unamortized discount was $98,245 and $766,826, respectively, which will be fully amortized as of December 31, 2023. For the years ended December 31, 2022 and 2021, the Company recognized $668,581 and $1,458,741, respectively, of interest expense related to the amortization of the warrant discount.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

6. **Convertible Notes (continued)**

Series C Convertible Notes

As of December 31, 2022 and 2021, the Company has $300,000 of Series C Convertible Notes ("Series C Convertible Notes") outstanding. The Series C Convertible Notes accrue interest at a rate of 10% per annum. Principal and accrued but unpaid interest were due in 24 months from the date of issuance. The Series C Convertible Notes were amended subsequent to year end to extend their maturity to January 17, 2025. The Company may at any time upon thirty days prior written notice ("Notice Period") repurchase any or all outstanding Series C Convertible Notes without penalty or premium, provided that the holder may convert the Series C Convertible Notes prior to the end of the Notice Period. The Series C Convertible Notes are convertible into shares of the Company's common stock at a fixed price of $2.00 per share. The Company determined there was no BCF since the effective conversion rate was greater than the fair value of the common stock upon issuance. The Series C Convertible Notes are secured by all assets of the Company and are subordinate to the security interest granted to the holders of the Series A and Series B Convertible Notes. No warrants were issued with the Series C Convertible Notes.

For the years ended December 31, 2022 and 2021, interest expense related to the Series C Convertible Notes was $31,089 and $33,520, respectively. As of December 31, 2022 and 2021, accrued interest relating to the Series C Convertible Notes was $93,514 and $62,425, respectively.

Series D Convertible Notes and Series D Warrants

As of December 31, 2021, the Company had $1,020,000 of Series D Convertible Notes ("Series D Convertible Notes") outstanding. During 2022, the Company issued an additional $57,000 of Series D Convertible Notes. The Series D Convertible Notes have an annual rate of interest equal to 11% compounded monthly, with principal and all accrued but unpaid interest due 24 months from the date of issuance. The Series D Convertible Notes had maturity dates ranging from November 2022 through March 2024. On January 1, 2023, the Company extended the maturity dates for all Series D Convertible Notes to January 17, 2025. The Company may at any time upon thirty days prior written notice ("Notice Period") repurchase any or all outstanding Series D Convertible Notes without penalty or premium, provided that the holder may convert the Series D Convertible Note prior to the end of the Notice Period. At any time prior to maturity, the Series D Convertible Notes and related accrued but unpaid interest can be converted into shares of the Company's common stock at a fixed rate ranging from $1.00 to $1.50.

The Company determined there was no BCF since the effective conversion rate was greater than the fair value of the common stock upon issuance. The Series D Convertible Notes are secured by all assets of the Company and are subordinate to the security interest granted to the holders of the Series A and Series B Convertible Notes.

For the years ended December 31, 2022 and 2021, interest expense related to the Series D Convertible Notes was $121,566 and $76,512, respectively. As of December 31, 2022 and 2021, accrued interest relating to the Series D Convertible Notes was $197,770 and $76,204, respectively.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

6. Convertible Notes (continued)

Series D Convertible Notes and Series D Warrants (continued)

In connection with the Series D Convertible Notes, the Company issued 1,077,000 of common stock warrants, of which 225,000 warrants expired in 2022, 795,000 warrants expire in 2023, and 57,000 warrants expire in 2024. The 1,020,000 warrants issued prior to 2022 had an exercise price ranging from $1.00 to $1.50 and the warrants issued in 2022 have an exercise price of $1.50. The fair value of the warrants upon issuance was recorded as a discount to the Series D Convertible Notes and as additional paid-in capital. As of December 31, 2022 and 2021, the unamortized warrant discount related to the Series D Convertible Notes was $91,507 and $171,772, respectively, which will be fully amortized as of January 17, 2025. For the years ended December 31, 2022 and 2021, the Company recognized $84,022 and $62,795, respectively, of interest expense related to the Series D Convertible Note warrant discount.

The 1,020,000 common stock warrants issued prior to 2022 had a fair value of $234,567 which was determined using the Black-Scholes option pricing model with the following inputs: exercise price of $1.00 to $1.50, expected term 2 years, volatility of 85.34%, expected dividends $0, and a risk-free interest rate of 0.13% to 0.68%.

The 57,000 common stock warrants issued in 2022 had a fair value of $3,757 which was determined using the Black-Scholes option pricing model with the following inputs: exercise price of $1.50, expected term 2 years, volatility of 66%, expected dividends $0, and a risk-free interest rate of 1.50% to 1.85%.

7. Notes Payable

Unsecured Promissory Notes

As of December 31, 2021, the Company has $1,060,000 of unsecured Promissory Notes ("Unsecured Notes") outstanding. During 2022, the Company issued an additional $1,535,000 of Unsecured Notes. The Unsecured Notes were to mature upon the earlier of a successful debt or equity financing (as further described in the agreement) or six months from the original date of issuance. On January 1, 2023, the Company amended the time-lapsed maturity date to January 17, 2025. The Unsecured Notes accrue interest at a rate of 15% per annum and compound monthly with principal and all accrued but unpaid interest due on maturity.

In connection with the Unsecured Notes, the Company issued 2,595,000 of common stock warrants with exercise prices ranging from $0.25 to $1.00 of which 1,060,000 expire in 2023 and 1,535,000 expire in 2024.

The 1,060,000 common stock warrants issued in 2021 had a fair value of $222,172 which was determined using the Black-Scholes option pricing model with the following inputs: exercise price of $1.00, expected term 2 years, volatility 85.34%, expected dividends $0, and a risk-free interest rate of 0.41% to 0.68%.

The 1,535,000 common stock warrants issued in 2022 had a fair value of $500,923 which was determined using the Black-Scholes option pricing model with the following inputs: exercise price of $0.25 to $0.50, expected term 2 years, volatility 66%, expected dividends $0, and a risk-free interest rate of 1.36% to 4.48%.

As of December 31, 2022 and 2021, $1,150,000 and $400,000, respectively, of Unsecured Notes are held by certain officers of the Company.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

7.   **Notes Payable (continued)**

Unsecured Promissory Notes (continued)

For the years ended December 31, 2022 and 2021, interest expense related to the Unsecured Notes was $250,515 and $24,817, respectively. As of December 31, 2022 and 2021, accrued interest relating to the Unsecured Notes was $275,331 and $24,836, respectively.

As of December 31, 2022 and 2021, the Company recognized interest expense of $136,104 and $10,634, respectively, related to the amortization of the warrant discount. As of December 31, 2022 and 2021, the remaining unamortized balance of the Unsecured Notes warrant discount was $576,356 and $211,537, respectively, which will be fully amortized as of January 17, 2025.

Unsecured Promissory Notes II

As of December 31, 2022 and 2021, the Company has two $100,000 unsecured promissory notes outstanding with the same issuer (who is also a board member of the Company). On January 1, 2023, the promissory notes were amended to extend their maturity date to January 17, 2025, at which time the outstanding principal plus accrued but unpaid interest will be due. One promissory note bears interest at a rate per annum equal to 6% and the second bears interest at a rate per annum equal to 15%.

For the years ended December 31, 2022 and 2021, interest expense related to the Unsecured Promissory Notes II was $21,292 and $32,950, respectively. As of December 31, 2022 and 2021, related accrued interest was $54,242 and $32,950, respectively.

Economic Injury Disaster Loan

On August 6, 2020, the Company received $18,200 pursuant to a thirty-year unsecured promissory note through the U.S. Small Business Administration's Disaster Assistance Program ("EIDL Loan"). The note bears interest at a rate of 3.75% per annum with repayment beginning in 2023 and maturing on August 11, 2050.

For the years ended December 31, 2022 and 2021, interest expense related to the EIDL Loan was $684. As of December 31, 2022 and 2021, accrued interest was $1,640 and $956, respectively. Future payments of principal plus interest are as follows: $470 in 2023, $1,128 in 2024 through 2027, and $28,858 thereafter. Total interest throughout the life of the EIDL Loan is $15,640.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

8. Payroll Protection Program Loan

On May 12, 2020, the Company executed a Payroll Protection Program ("PPP") loan and received proceeds of $278,800. The PPP loan was issued under the Coronavirus Aid, Relief, and Economic Securities ("CARES") Act. All or a portion of the PPP loan is eligible to be forgiven if all eligible employee retention criteria are met and the funds are used for eligible purposes. The PPP loan bears interest at 1% and is due two years from date of issuance.

On February 16, 2021, the Company executed a second PPP loan and received proceeds of $276,201. The second PPP loan contains substantially all of the same requirements as the PPP loan and bears interest at 1% and matures on the fifth anniversary of the date issued.

The Company did not accrue interest related to the first and second PPP loan as it was considered immaterial to these financial statements. During 2022, the Company received full forgiveness of both the first and second PPP loan which is recognized as a gain on forgiveness of debt in the consolidated statements of operations.

9. Income Taxes

For the years ended December 31, 2022 and 2021, there was no tax provision for income taxes due to losses and the Company recorded no income tax benefits due to uncertainty of realizing a benefit for those items.

Net deferred tax assets (liabilities) consisted of the following as of December 31:

	2022	2021
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$ 7,249,587	$ 6,672,172
Research and development credits	28,920	28,920
Capitalization of research and development costs	43,568	-
Interest expense	1,377,382	951,918
Basis difference in property and equipment	(6,191)	(8,450)
Patent and trademarks	23,791	26,381
Accruals and other	191,130	136,744
Net deferred tax assets	8,908,187	7,807,685
Valuation allowance	(8,908,187)	(7,807,685)
Total net deferred tax assets	$ -	$ -

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has considered its history of cumulative net losses and minimal commercialization of its products up to this point and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, the Company has established a full valuation allowance on its net deferred tax assets as of December 31, 2022 and 2021. The valuation allowance increased by $1,100,502 and $974,410 during the years ended December 31, 2022 and 2021, respectively.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

9. **Income Taxes (continued)**

As of December 31, 2022, the Company had approximately $16,132,771 of federal net operating losses that will begin to expire in 2033. As of December 31, 2022, the Company had $14,801,061 of federal net operating loss that do not expire but are limited to 80% of the taxable income in any one tax period.

As of December 31, 2022, the Company had approximately $17,341,373 of state net operating losses that will begin to expire in 2033.

As of December 31, 2022, the Company has $28,920 of federal research and development tax credits which will begin to expire in the year 2032.

The Internal Revenue Code ("IRC") limits the amounts of net operating loss carryforwards that a company may use in any one year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. The Company has not performed an analysis to determine whether an ownership change has occurred as of December 31, 2022.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state taxing authorities, where applicable. The Company's income tax returns for the years beginning with those filed for the year ended December 31, 2019, are open to examination.

10. **Equity**

Cancellation and Return of Shares from Former Related Party.

On April 14, 2021, the Company entered into a Settlement Agreement with its former Chief Scientist, whereby the Company assigned curtained intellectual property (expensed in prior years, and which the Company no longer intended to pursue) in exchange for the return of 2,000,000 shares of common stock. The transaction was accounted for at par value $2,000 ($0.001/share) with a net effect on equity of $0.

Warrants Issued for Services

During the year ended December 31, 2021, the Company granted warrants to purchase 461,750 common stock shares for services rendered, having a fair value of $136,224, which were expensed in 2021. The fair value of the warrants issued was based on the Black-Scholes option pricing model with the following inputs: exercise price ranging from $1.00 to $1.50, expected term 3 years, volatility 85.34%, expected dividends $0, and a risk-free interest rate of 0.13% to 0.73%.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

10. Equity (continued)

Warrants

A summary of the Company's issued and outstanding warrants as of December 31, 2022, is as follows:

	Number of Warrants		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Oustanding and exercisable - December 31, 2021	16,976,922	$	1.23	0.89
Granted	1,592,000	$	0.37	
Exercised	-	$	-	
Expired/Forfeited	(11,803,462)	$	1.19	
Outstanding and exercisable - December 31, 2022	6,765,460	$	1.10	0.97

All of the 1,592,000 warrants granted during the year ended December 31, 2022, were issued with the Series D Convertible Notes and Unsecured Promissory Notes.

Stock Incentive Plan

The Company's 2015 Stock Incentive Plan (the "Plan") provides for the granting of options, warrants, and restricted stock awards to employees, directors, and consultants as compensation. The grant of awards entitles the holder to purchase common stock from the Company, at a specified exercise price, during a period specified in the applicable equity award agreement. The exercise price, vesting and any restrictions are determined at the discretion of the Company's Board of Directors, except that the exercise price per share of options shall not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of the option shall not be greater than ten years. Grants of shares of Restricted Stock entitle the recipient to acquire, for a purchase price determined by the Board of Directors, shares of the Company's common stock subject to certain restrictions and conditions. The number of shares reserved for issuance and currently available under the Plan is 4,000,000 shares of common stock.

As of December 31, 2022 and 2021, there are no awards issued and outstanding.

11. Commitments

License and Business Development Agreement

BAM entered into a license and business development agreement (the "Agreement") with the Lichtinger Group. To facilitate these activities the Lichtinger Group formed Agro Space Tech SA de CV de RV ("Agro Space"), a company formed under the laws of Mexico, to which BAM was allocated a 20% equity ownership interest. The Lichtinger Group contributed $500,000 of capital into Agro Space, with BAM having no initial capital contribution. If Agro Space requires more than the initial $500,000 capital contribution, BAM will have a right to contribute capital pro-rata and maintain its ownership percentage. As of December 31, 2022 and 2021, there has been no additional capital contributions by either the Lichtinger Group or BAM.

Zero Gravity Solutions, Inc. and Subsidiaries

Notes to Unaudited Financial Statements

11. Commitments (continued)

License and Business Development Agreement (continued)

The Agreement provides Agro Space with the exclusive right to import, package, sell, and distribute BAM's product lines and promote its brand, as well as other "white label" brands, as they are introduced, in the Mexican markets, and a limited manufacturing right to modify the presentation of BAM's products and dilute such products, all during the term of the Agreement. BAM will retain the right to all of its intellectual property, including any materials produced in connection with the Agreement and BAM's products, and Agro Space will have a royalty-free right to reproduce, translate, summarize, or otherwise use such materials for the sole purpose of performing pursuant to the Agreement. The exclusivity of the rights licensed to Agro Space are conditioned upon (i) Agro Space meeting specified revenue targets beginning on the third anniversary following the successful completion of specified local trials through the tenth anniversary thereof; and (ii) the ability for Agro Space to expand the business to target and add a specified number of crops during each of the five (5) years following the successful completion of specified local trials.

As of and for the years ended December 31, 2022 and 2021, there has been no material activity under this Agreement.

The Lichtinger Group holds $100,000 of the Company's Series C Convertible Note and 270,709 shares of the Company's common stock.

12. Subsequent Events

Management has evaluated subsequent events occurring through February 28, 2024, the date that these financial statements became available to be issued, and, except as disclosed below, determined that no subsequent events occurred that would require recognition or disclosure in these financial statements.

In January 2023, the Board of Directors approved issuance of 2,332,500 shares of common stock and 4,355,000 common stock warrants to current and past officers of the Company. This included 450,000 shares of common stock and 2,200,000 common stock warrants issued to related parties. The warrants have an exercise price of $0.50 per share and expire in 3-5 years.

In January 2023, the Board of Directors entered into a forbearance and extension agreement with note holders of the Company's Series A, C and D Convertible Notes until January 17, 2025 in exchange for 4,154,900 shares of common stock and 2,766,600 common stock warrants. This included 3,088,000 shares of common stock and 2,055,300 common stock warrants issued to related parties. The warrants have an exercise price of $0.25 per share and expire in three years.

During 2023, the Company initiated a warrant inducement program which enabled existing warrant holders who agreed to exercise all their outstanding warrants to amend their agreements to reflect an exercise price of $0.25 per share. The Company has received proceeds of $1,188,295 and issued 4,753,178 shares of common stock as a result of this program.

During 2023 and 2024, the Company received proceeds totaling $530,000 and $450,000, respectively, from the issuance of Unsecured Promissory Notes that accrue interest at a rate of 15% per annum. Concurrently, in relation to these Unsecured Notes, the Company issued 530,000 and 450,000 of common stock warrants with a $0.25 exercise price that expire three years from the issuance date.